Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
John M. Hickey	C.W.N. Thompson, Jr.

Megan Hadley Koehler

December 17, 2020

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:         Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on December 15, 2020. The staff’s comments related to the registrant’s previous responses, set forth in the registrant’s letter dated December 11, 2020, to comments received from the SEC staff on December 4, 2020 respecting post-effective amendment number 136 (“PEA 136”) to the registrant’s Registration Statement, filed via EDGAR on Form N-1A on October 19, 2020, and pertaining to the Thornburg Small/Mid Cap Core Fund and Thornburg Small/Mid Cap Growth Fund (each a “Fund,” and together the “Funds”).

The revisions to the registration statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about December 17, 2020 (hereinafter, the “485B Filing”).

Prospectus Comments

1.           The staff reiterated its previous request that the registrant clarify what is meant by the terms “superior business model” and “industry leadership and/or disruption potential” within the discussion of the Funds’ principal investment strategies.

Response: The registrant will revise the phrase “superior business model” in the disclosure to refer instead to “durable business model,” and will revise the phrase “industry leadership and/or disruption potential” in the disclosure to refer instead to “innovation driving the potential to disrupt entrenched competitors.”

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

December 17, 2020

2.           The staff reiterated its previous request that the registrant add general disclosure about how the Funds’ investment advisor decides which securities to sell, in accordance with the requirements of item 9(b)(2) of Form N-1A.

Response: The registrant will add disclosure substantially as follows to the portion of each Fund’s disclosure that is responsive to item 4(a) of Form N-1A, under the heading “Principal Investment Strategies:”

“The Fund may sell an investment when its stock price has achieved Thornburg’s target price, if Thornburg has identified a better investment opportunity, in response to changes in the conditions or business of the investment’s issuer or changes in overall market conditions, or if, in Thornburg’s opinion, the investment no longer serves to achieve the Fund’s investment goals.”

3.            The staff reiterated its previous request that the registrant re-order the disclosure of each Fund’s principal risks in order of significance of each such risk to the Fund.

Response: The registrant again respectfully declines to make the requested change. As noted in its previous response, the registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Funds’ key risks to the Funds’ shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of a Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of a Fund’s risks is fluid and likely to change over time.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law